Exhibit 99.2

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with the unaudited condensed consolidated financial statements of the Company for the six months ended September 30, 2009 and 2010 and related notes of the Company and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The selected consolidated balance sheet data for the year ended March 31, 2010 were derived from the Company’s audited consolidated statements that are not included in this Current Report on Form 6-K. The selected consolidated financial data for the six months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 have been derived from the Company’s unaudited condensed consolidated financial statements included elsewhere in this Current Report on Form 6-K and have been prepared on the same basis as the audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that the Company considers necessary for a fair presentation of the Company’s financial position and operating results for the periods presented. In addition, the Company’s unaudited results for the six months ended September 30, 2010 may not be indicative of the results for the full year ending March 31, 2011.

	Six months ended September 30,
Consolidated Statement of Income Data	2009	2010
	(US$ in thousands, except for share and per share amounts)
Net revenues	$405,451	$513,447
Cost of revenues	(353,074)	(431,631)
Gross profit	52,377	81,816
Other operating income	1,153	5,125
Operating expenses	(29,963)	(49,191)
Income from operations	23,567	37,750
Interest and other income (expense), net	(5,991)	(8,381)
Income before income tax and noncontrolling interests	17,576	29,369
Income tax expense	(5,744)	(9,016)
Net income	$11,832	$20,353
Less: Net income attributable to non-controlling interests	(3,156)	(1,025)
Net income attributable to the Company	$8,676	$19,328
Net income per share – basic	$0.19	$0.39
Net income per share – diluted	$0.18	$0.37
The weighted average number of shares used in calculating net income per share – basic	46,808,989	50,050,616
The weighted average number of shares used in calculating net income per share – diluted	48,084,896	51,949,192

Selected Balance Sheet Data	As of March 31, 2010	As of September 30, 2010
	( US$ in thousands)
Cash and cash equivalents	$26,616	$31,445
Accounts receivable (less allowance for doubtful accounts)	80,457	82,291
Amounts due from related parties	-	13,270
Inventories	104,800	116,402
Goodwill	70,035	122,053
Intangible assets	20,761	23,220
Total assets	461,200	569,006
Accounts payable	93,345	89,922
Notes payable	23,394	62,909
Short-term borrowings	97,860	149,107
Total shareholders’ equity	170,550	195,401
Noncontrolling interests	10,142	7,328
Total liabilities and shareholders’ equity	$461,200	$569,006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

	For the six months ended September 30,
	2009	Percent Change	2010
	(US$ in thousands, except percentages)
Net revenues	$405,451	26.6%	$513,447
Cost of revenues	(353,074)	22.2	(431,631)
Gross profit	52,377	56.2	81,816

Other operating income	1,153	344.5	5,125
Selling and distribution expenses	(21,117)	43.6	(30,332)
General and administrative expenses	(8,846)	113.2	(18,859)

Income from operations	23,567	60.2	37,750
Other, net	(2,004)	(90.6)	(189)
Interest income	132	(19.7)	106
Interest expense	(4,119)	101.5	(8,298)

Income before income tax and noncontrolling interests	17,576	67.1	29,369
Income tax expense	(5,744)	57.0	(9,016)
Net income	11,832	72.0	20,353
Less: Net income attributable to noncontrolling interests	(3,156)	(67.5)	(1,025)
Net income attributable to the Company	$8,676	122.8%	$19,328

Six Months Ended September 30, 2010 Compared to Six Months Ended September 30, 2009

Net Revenues

Net revenues were $513.4 million in the six months ended September 30, 2010, an increase of $107.9 million, or 26.6%, compared to net revenues of $405.5 million in the six months ended September 30, 2009. The increase in net revenues was primarily due to an increase of $95.1 million, or 56.4%, in revenues from the retail sales of mobile phones and accessories and other retail related revenue from $168.4 million in the six months ended September 30, 2009 to $263.5 million in the six months ended September 30, 2010. The Company’s wholesale distribution business generated net revenues from sales of mobile phones and accessories of $249.9 million in the six months ended September 30, 2010, or 48.7% of total net revenues, compared to $237.0 million in the six months ended September 30, 2009, or 58.5% of total net revenues.

The significant increase in the net revenues from the retail sales of mobile phones and accessories and other retail related revenue reflected a 34.5% increase in the volume of mobile phones sold and a 12.7% increase in the average per unit selling price. The increase in the total volume of mobile phones sold was primarily due to the inclusion of sales volume of approximately 2.0 million units from ten retail chains in the six months ended September 30, 2010, compared to approximately1.5 million units from six retail chains in the six months ended September 30, 2009. The Company also received commissions from carriers for the sale of SIM cards and other subscription related services.

The marginal increase in the net revenues from the wholesale distribution of mobile phones and accessories was driven by a 52.9% increase in the sales volume from approximately 1.7 million units in the six months ended September 30, 2009 to approximately 2.6 million units in the six months ended September 30, 2010, partially offset by a 32.6% decrease in average per unit selling price. The decrease in overall average selling prices resulted from selling more units of low- to mid-end priced handsets due to market demand for these handsets.

Net revenues generated from sales of 3G products increased substantially in the six months ended September 30, 2010 as the Company began selling the 3G products in China. In the six months ended September 30, 2010, wholesale distribution of 3G products accounted for approximately 31.0% of the Company’s net revenues derived from the Company’s wholesale distribution business, compared to nil for the six months ended September 30, 2009. In the six months ended September 30, 2010, retail sales of 3G products accounted for approximately 35.1% of the Company’s net revenues derived from the Company’s retail sales business, compared to nil for the six months ended September 30, 2009.

Cost of Revenues

Costs of revenues increased by $78.5 million, or 22.2%, from $353.1 million in the six months ended September 30, 2009 to $431.6 million in the six months ended September 30, 2010, principally due to higher sales volume, partially offset by lower unit purchase cost during the period.

Cost of revenues for the retail segment increased by $56.0 million, or 38.7%, from $144.7 million in the six months ended September 30, 2009 to $200.7 million in the six months ended September 30, 2010 in line with the increase in net revenues from the Company’s retail segment for the period.

Cost of revenues for the wholesale distribution segment increased by $22.5 million, or 10.8%, from $208.4 million in the six months ended September 30, 2009 to $230.9 million in the six months ended September 30, 2010 in line with the increase in net revenues from the Company’s wholesale distribution segment for the period. Vendor reimbursements on promotion activities, which were accounted for as a reduction of cost of revenues, increased from $0.4 million in the six months ended September 30, 2009 to $12.3 million in the six months ended September 30, 2010 due to an increase in marketing activities for promotion of certain mobile phone products.

Gross Profit

Gross profit was $81.8 million in the six months ended September 30, 2010, an increase of $29.4 million, or 56.2%, as compared to gross profit of $52.4 million in the six months ended September 30, 2009. The gross profit margin increased from 12.9% in the six months ended September 30, 2009 to 15.9% in the six months ended September 30, 2010.

Gross profit for the Company’s retail segment was $62.8 million and gross profit margin was 23.8% in the six months ended September 30, 2010, compared to $23.7 million and 14.1%, respectively, in the six months ended September 30, 2009. The increase in gross profit margin was primarily driven by the revenue generated from the commissions received from carriers for the sale of SIM cards and other subscription related services as such sales commanded higher margin than handset sales.

Gross profit for the wholesale distribution segment was $19.0 million and gross profit margin was 7.6% in the six months ended September 30, 2010, compared to $28.7 million and 12.1% in the six months ended September 30, 2009. In the six months ended September 30, 2010, gross profit margin was lower as more units of mobile phone models with lower profit margins were sold in an effort to reduce the overall aging of inventory and because of reduced demand during that period for mobile phones at the high end of the wholesale distribution’s product line.

The Company expects overall gross profit to improve marginally in future periods in part due to the roll out of 3G wireless products and smart phones in China.

Other Operating Income

The Company’s other operating income increased by $3.9 million, or 344.5%, from $1.2 million in the six months ended September 30, 2009 to $5.1 million in the six months ended September 30, 2010. Such increase was mainly attributable to the advertisement income the Company received from certain vendors from time to time.

Selling and Distribution Expenses

Selling and distribution expenses increased by $9.2 million, or 43.6%, from $21.1 million in the six months ended September 30, 2009 to $30.3 million in the six months ended September 30, 2010, primarily due to a $4.4 million increase in staff costs as a result of the expansion of the Company’s direct sales force for the retail segment, and a $6.9 million increase in rental expenses resulting from the acquisitions of (i) Shanghai Lezhiyu Telecommunications Equipment Co., Ltd. (formerly known as Shanghai Xieheng Telecommunications Equipment Co., Ltd.), or Xieheng, in November 2009, (ii) certain mobile phone retail assets and businesses located in Shandong Province, China, or Shandong Lianfa, from a company controlled by Mr. Wenguo Han, an unaffiliated third party, in April 2010, (iii) certain mobile phone retail assets and businesses located in Hunan Province, China, or Feon Digital, through Hunan Feon Telecommunications Technology Co., Ltd., in May 2010, and (iv) Beijing Golden Feon Telecommunication Technology Co., Ltd., or Beijing Golden Feon, in August 2010, partially offset by a $1.2 million decrease in promotional and advertising expenses. Rental expenses, promotional expenses and employee salaries were 43.5%, 17.0% and 26.8% of total selling and distribution expenses in the six months ended September 30, 2010, respectively, compared to 29.7%, 28.7% and 17.6% of total selling and distribution expenses in the six months ended September 30, 2009, respectively.

General and Administrative Expenses

The Company’s general and administrative expenses increased by $10.0 million, or 113.2%, from $8.8 million in the six months ended September 30, 2009 to $18.9 million in the six months ended September 30, 2010, due primarily to a $4.7 million increase in salaries and staff benefits for administrative staff, primarily as a result of increased headcount and salaries for management personnel, a $0.6 million increase in professional fees and a $0.8 million increase in office rental expenses. Employee salaries, professional fees, office rental expenses and bank service charges constituted 43.6%, 7.0%, 6.4% and 5.5% of general and administrative expenses in the six months ended September 30, 2010, respectively, compared to 40.0%, 8.2%, 5.1% and 8.0%, respectively, of general and administrative expenses in the six months ended September 30, 2009.

Income from Operations

As a result of the foregoing factors, the Company’s income from operations increased by $14.2 million, or 60.2%, from $23.6 million in the six months ended September 30, 2009 to $37.8 million in the six months ended September 30, 2010.

Interest and Other Income (Expense), Net

The Company’s other loss decreased to $0.2 million in the six months ended September 30, 2010 from a loss of $2.0 million in the six months ended September 30, 2009, primarily due to a foreign currency exchange loss of $0.2 million generated by Pypo Holdings (HK) Company Limited, a Hong Kong limited company and an indirectly wholly owned subsidiary of the Company, or Pypo HK, for its borrowing denominated in Euro, representing the depreciation in value of the Euro against U.S. dollar. Pypo HK suffered a foreign exchange loss of $2.0 million in the six months ended September 30, 2009 for its borrowing denominated in Euro, representing the appreciation in value of the Euro against U.S. dollar.

The Company’s interest income decreased by $26,000, or 19.7%, from $132,000 in the six months ended September 30, 2009 to $106,000 in the six months ended September 30, 2010. The Company had average bank deposits of $36.5 million in the six months ended September 30, 2010, bearing an average effective interest rate of 0.29%, compared to average bank deposits of $66.0 million in the six months ended September 30, 2009, bearing an average effective interest rate of 0.20%.

The Company’s interest expenses increased by $4.2 million, or 101.5%, from $4.1 million in the six months ended September 30, 2009 to $8.3 million in the six months ended September 30, 2010 due to the Company’s higher average amount of notes payable and borrowings outstanding and increase in interest rates during the period. The Company had average outstanding borrowings of $186.0 million, bearing an average interest rate of 7.72%, in the six months ended September 30, 2010, compared to average outstanding borrowings of $134.5 million, bearing an average interest rate of 4.95%, in the six months ended September 30, 2009.

Income Tax Expense

The Company’s income tax expenses increased by $3.3 million, or 57.0%, from $5.7 million in the six months ended September 30, 2009 to $9.0 million in the six months ended September 30, 2010. The Company’s effective tax rate for the six months ended September 30, 2009 was 32.7%, compared to an effective tax rate of 30.7% for the six months ended September 30, 2010, as fewer subsidiaries incurred operating losses in the six months ended September 30, 2010.

Noncontrolling Interests

The noncontrolling interests in the net income of the Company’s partially owned consolidated subsidiaries were $1.0 million in the six months ended September 30, 2010, compared to $3.2 million in the six months ended September 30, 2009. The decrease in the noncontrolling interests was due to a reduction in the number of partially owned subsidiaries following the Company’s acquisitions of the 49% equity interests in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd., Kunming Golden Broadway Technology Development Co., Ltd. and Henan Xinya Telecommunications Equipment Co., Ltd, in September 2009, April 2010 and September 2010, respectively.

Net Income Atrributable to the Company

As a result of the foregoing, the Company’s net income attributable to the Company increased by $10.6 million, or 122.8%, from $8.7 million in the six months ended September 30, 2009 to $19.3 million in the six months ended September 30, 2010.

Liquidity and Capital Resources

As of September 30, 2010, the Company held $31.4 million in cash and cash equivalents. The Company’s cash consisted of cash on hand and bank deposits denominated in RMB, U.S. dollars and Hong Kong dollars. The Company’s principal uses of cash have been to make acquisitions, to fund working capital requirements and to purchase office space and office equipment.

Borrowings

The Company have short term credit facilities with various PRC commercial banks. As of September 30, 2010, these facilities totaled approximately $86.6 million and were fully utilized as of September 30, 2010. The interest rates of PRC commercial bank borrowings ranged from 4.43% to 7.43% in the six months ended September 30, 2010. The weighted average interest rate on the borrowings outstanding as of September 30, 2010 was 6.08%. The amounts under these credit facilities that were guaranteed by Mr. Kuo Zhang, the Company’s chairman, Mr. Dongping Fei, the Company’s chief executive officer, and a related party were $76.1 million as of September 30, 2010.

The Company have notes payable used in connection with purchases from the Company’s vendors. The duration of the notes payable is short term and generally within six months. The notes payable bear interest, charged by the relevant banks in the form of a discount at the time of issuance, and are also subject to service charges. The weighted average interest rate charged through the discounts was 5.32% in the six months ended September 30, 2010. The Company is also required to deposit 10% to 30% of the note payable amount to the bank deposit account in order to obtain a note payable. As of September 30, 2010, the total facilities of these notes payable were approximately $62.9 million, and the amounts utilized were approximately $62.9 million. Certain facilities for the notes payable were guaranteed in part by Mr. Kuo Zhang and a related party. As of September 30, 2010, the facilities for the notes payable that were guaranteed by Mr. Kuo Zhang and a related party amounted to approximately $11.2 million. The Company also pledged deposits and buildings as securities for certain short term credit facilities and notes payable.

Cash Flows

	For the six months ended September 30,
	2009	2010
	(in millions)
Net cash generated from operating activities	$25.4	$23.2
Net cash used in investing activities	$(43.4)	$(62.3)
Net cash (used in) provided by financing activities	(1.3)	43.3

Net (decrease) increase in cash and cash equivalents	(19.3)	4.2
Cash and cash equivalents at the beginning of the year	33.5	26.6
Effect of exchange rate changes on cash	—	0.6

Cash and cash equivalents at the end of the period	$14.2	$31.4

Operating Activities.    Cash flow generated from operating activities was $23.2 million in the six months ended September 30, 2010 compared to $25.4 million in the six months ended September 30, 2009. Despite an increase of net income from $8.7 million in the six months ended September 30, 2009 to $19.3 million in the six months ended September 30, 2010, the negative $2.2 million change in operating cash flows in the six months ended September 30, 2010 reflected a $18.1 million increase in other receivables, a $6.4 million decrease in other payables and accruals, a $11.3 million decrease in account payables, due primarily to settlement payments made to suppliers, and a $5.9 million increase in inventories due to the expansion of our retail business, partially offset by a $38.8 million increase in notes payable in the six months ended September 30, 2010.

Investing Activities.    Net cash used in investing activities in the six months ended September 30, 2010 was $62.3 million, primarily attributable to an increase of $14.2 million in restricted deposits, a $14.1 million deposit paid in connection with the acquisitions of (i) 100% equity interests in Hubei Feon Telecommunications Technology Co., Ltd., or Hubei Feon, and (ii) the remaining 49% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd., or Inner Mongolia Zhongyu, a $13.1 million increase in amount due from related parties and a $16.6 million expenditure paid for acquisitions of Beijing Yipai Innovation Technology Development Co., Ltd., Shandong Lianfa, Feon Digital and Beijing Golden Feon. Net cash used in investing activities in the six months ended September 30, 2009 was $43.4 million, primarily attributable to the payment of deposits of $43.7 million for acquisition of Xieheng and the payment of restricted deposits of $38.3 million, partially offset by a $21.2 million decrease in amount due from an affiliated company and a $18.2 million decrease in amount due from related parties.

Financing Activities.    Net cash provided by financing activities was $43.3 million in the six months ended September 30, 2010, primary due to the proceeds from short-term loans of $47.1 million and a $41.5 million financing from Qinghai Heyi Trade Co., Ltd, pursuant to a sale and purchase arrangement, partially offset by the repayment of short-term loans of $39.8 million.  Net cash used in financing activities was $1.3 million in the six months ended September 30, 2009, primary due to the repayment of short-term loans of $32.3 million, acquisition of the remaining 49% equity interest of Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. of $4.9 million and a $20.0 million decrease in amount due to related parties, partially offset by proceeds from short-term loans of $34.0 million and net cash acquired from the business combination with Middle Kingdom Alliance Corp. and its affiliates in July 2009 of $22.3 million.

Capital Expenditures

The Company incurred capital expenditures of $4.1 million in the six months ended September 30, 2010. The Company’s capital expenditures have been used primarily to purchase office space, office equipment and automobiles. In the year ending March 31, 2011, the Company expects that its capital expenditures will be approximately $10.1 million for the purchase of fixed assets. As of September 30, 2010, the Company also expects to spend $16.4 million for the remaining payments in relation to the Company’s acquisition of retail business; a portion of such amount is subject to earn-out adjustment, mostly to be paid in the year ending March 31, 2011 and the rest to be paid in the year ending March 31, 2012.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(in US$ millions)
Operating lease obligations	$96.5	$34.5	$40.7	$16.0	$5.3
Capital commitment for property and equipment	$1.3	$1.3	—	—	—
Purchase commitment for acquired companies(1)	$5.7	$3.4	$2.3	—	—
Long-term debt obligations(2)	$22.2	$0.2	$1.0	$21.0	—

Total	$125.7	$39.4	$44.0	$37.0	$5.3

(1)	A portion of the amount is subject to earn-out adjustment, mostly to be paid in the year ending March 31, 2011 and the rest to be paid in the year ending March 31, 2012.
(2)	Included in the long-term debt obligations are the interests and principal amounts under the EUR15 million (approximately $20.2 million) secured facility with FMO, or the FMO Facility.

Pypo HK is required to repay all the loans outstanding under the FMO Facility in one lump sum on August 15, 2014. Under the FMO Facility, Pypo HK is required to make semi-annual interest payments of approximately EUR0.2 million (approximately $0.2 million) during the remainder of its fiscal year ending March 31, 2011, an aggregate amount of EUR0.7 million (approximately $1.0 million) in its fiscal years ending March 31, 2012 and 2013 and an aggregate amount of EUR0.4 million (approximately $0.5 million) in its fiscal year ending March 31, 2014 and 2015, based on the six-month EURIBOR plus 1% interest rate. Based on the financial position and results of Pypo HK as of and for the six months ended September 30, 2010, Pypo HK failed to meet the financial covenants for maintaining the solvency ratio, current ratio and net margin. As a result of such non-compliance of current ratios and net margins by September 30, 2010 as required by the facility amendment letter for the FMO Facility, the outstanding loan amounts under the FMO Facility is classified as current liability on our unaudited condensed consolidated balance sheet as of September 30, 2010.

After September 30, 2010, the Company entered into definite agreements to purchase 100% equity interests in Hubei Feon and the remaining 49% equity interests in Inner Mongolia Zhongyu. The total purchase consideration of these acquisitions is $16.0 million, of which $14.1 million has been paid as of the date of this Current Report on Form 6-K. As of the date of this Current Report on Form 6-K, the remaining payments in relation to the acquisitions which fall due in less than one year is $1.9 million, after one year and within three years is nil and after three years and within five years is nil.

Other than the contractual obligations set forth above, the Company did not have any other operating lease obligations or other contractual obligations and commitments as of September 30, 2010.

Related Party Transactions

In September 2010, Pypo HK received cash advances of approximately $13.3 million from China Bright Group Co. Limited, a company controlled by Golden Meditech Holdings Limited, an indirect shareholder of the Company. These advances are unsecured, interest-free obligations and payable on demand. Pypo HK obtained these advances to make capital contributions to Beijing Funtalk Century Technology Group Company Limited, a company with limited liability incorporated in China and an indirectly wholly owned subsidiary of the Company, or Funtalk PRC. Pypo HK is expected to repay these cash advances in full prior to September 30, 2011.

In September 2010, Funtalk PRC made cash advances of approximately $13.1 million to Beijing JingJing Medical Equipment Co., Ltd., a company controlled by Golden Meditech Holdings Limited, to meet its short-term working capital needs. These advances are unsecured, interest-free obligations and payable on demand. The Company expects Beijing JingJing Medical Equipment Co., Ltd. to repay the advance in full prior to September 30, 2011.